CONSENT OF GEOLOGIST

[Letterhead of CARACLE CREEK INTERNATIONAL CONSULTING INC.]

I, Michelle Stone, a qualified person within the meaning of the National Instrument 43-101, do hereby consent to reference to my name in connection with the following report, which is incorporated by reference into the annual report on Form 40-F for the fiscal year ended December 31, 2010 of Quaterra Resources Inc. filed with the United States Securities and Exchange Commission.

The technical report dated September 17, 2010 (effective date August 5, 2010) titled “Independent Technical Report, Nieves Property, Zacatecas State, Mexico” prepared by Michelle Stone, P. Geo of Caracle Creek International Consulting Inc.

Dated at Burlington, Ontario, this 30th day of March, 2011.

/s/ Michelle Stone

Michelle Stone, Ph.D., P.Geo,
Caracle Creek International Consulting Inc.